# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Day One Biopharmaceuticals, Inc., CIK 0001845337
CUSIP: 23954D109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1800 Sierra Point Parkway, Suite 200, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0001863302
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor St., London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI Day1 LLC (CIK 0001863302): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 12,929,322; shared voting power 0; sole dispositive power 12,929,322; shared dispositive power 0; aggregate amount beneficially owned 12,929,322 (12.52% of the class)
  Comment: (1) All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on 103,297,691 shares of Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the "SEC") on February 24, 2026.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,929,322; sole dispositive power 0; shared dispositive power 12,929,322; aggregate amount beneficially owned 12,929,322 (12.52% of the class)
  Comment: (1) All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on 103,297,691 shares of Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 24, 2026.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,929,322; sole dispositive power 0; shared dispositive power 12,929,322; aggregate amount beneficially owned 12,929,322 (12.52% of the class)
  Comment: (1) All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on 103,297,691 shares of Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 24, 2026.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,929,322; sole dispositive power 0; shared dispositive power 12,929,322; aggregate amount beneficially owned 12,929,322 (12.52% of the class)
  Comment: (1) All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on 103,297,691 shares of Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Day One Biopharmaceuticals, Inc.
Address of issuer's principal executive offices: 1800 Sierra Point Parkway, Suite 200, Brisbane, California (CA), 94005
Comment:
This Amendment No. 5 to Schedule 13D is being filed by AI Day1 LLC ("AI Day1"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the common stock, par value $0.0001 per share (the "Common Stock"), of Day One Biopharmaceuticals, Inc. (the "Issuer").

The Schedule 13D filed with the Securities and Exchange Commission ("SEC") on June 9, 2021, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 21, 2022, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 12, 2023, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 20, 2023 and Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 1, 2024 (together, the "Schedule") is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby supplemented by adding the following at the end thereof:

On April 9, 2026, AI Day1 tendered all of its shares of Common Stock pursuant to the tender offer by Servier Detroit Inc. to purchase all of the issued and outstanding shares of Common Stock for $21.50 per share in cash, upon the terms and subject to the conditions described in the Offer to Purchase and related Letter of Transmittal filed with the SEC on Schedule TO on March 26, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: 12,929,322 shares of Common Stock and Warrants to purchase 827,586 shares of Common Stock are owned directly by AI Day1 and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI Day1, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and controls a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI Day1), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The following transactions in the Issuer's securities have been effected by Reporting Persons within the 60 days prior to this filing: The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- AI Day1 LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (04/13/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (04/13/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, By: Executive Vice President/Alejandro Moreno (04/13/2026)
- Len Blavatnik: *, Len Blavatnik (04/13/2026)
Comment: * The undersigned, by signing his name hereto, executes this Amendment No. 5 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact